UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from                      to

Commission File Number 0-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankFinancial and Subsidiaries Assoc. Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

60 North Frontage Road, Burr Ridge, Illinois	60527
(Address of Principal Executive Offices)	(Zip Code)

BANKFINANCIAL AND SUBSIDIARIES

ASSOC. INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

BankFinancial and Subsidiaries

Assoc. Investment Plan

Burr Ridge, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of BankFinancial and Subsidiaries Assoc. Investment Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2020.

June 2, 2021

Milwaukee, Wisconsin

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

	2020	2019
ASSETS
Investments, at fair value	$31,779,642	$32,365,772
Investments, at contract value	3,639,126	3,508,613
Notes receivable from participants	217,458	303,327

NET ASSETS AVAILABLE FOR BENEFITS	$35,636,226	$36,177,712

See accompanying notes to financial statements.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2020

Additions to net assets attributed to:
Interest and dividends	$641,131
Contributions:
Employer	329,311
Participant	1,076,717
Rollover	103,817
Total contributions	1,509,845
Total additions	2,150,976
Deductions from net assets attributed to:
Net depreciation in fair value of investments	680,478
Benefits paid to participants	1,986,143
Administrative expenses	25,841
Total deductions	2,692,462
Net decrease	(541,486)
Net assets available for benefits
Beginning of the year	36,177,712
End of the year	$35,636,226

See accompanying notes to financial statements.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BankFinancial and Subsidiaries Assoc. Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, NA (“the Bank”) and its subsidiaries who are 21 years of age or older and have completed six months of service. This plan, as amended, was adopted by the Bank on July 1, 1993 and restated effective January 1, 2019 through the adoption of the Principal Life Insurance Company Volume Submitter Profit Sharing Plan. The provisions of the Plan remained substantially the same. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility: Employees become eligible to participate in the Plan on the first day of any quarter of any plan year coincident with or next following the date that they have met the eligibility requirements.

Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 50% of pretax compensation, subject to the limits established by the Internal Revenue Code ("IRC"). Employer contributions consist of a matching contribution subject to limitations of the participant’s eligible compensation and a discretionary profit sharing contribution. Subject to the above-mentioned limitation for the plan year ended December 31, 2020, the Bank provided a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation.  During the year ended December 31, 2020 the Bank made matching contributions of $329,311 to the Plan.

Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.

Participant Accounts: Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Bank’s matching and discretionary profit sharing contributions, (b) the Plan’s allocated earnings/loss, and (c) administrative expenses. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers numerous funds, including BankFinancial Corporation common stock, as investment options for participants.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent
1	—
2	25
3	50
4	75
5 or more	100

Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future employer matching contributions or to pay administrative expenses of the Plan in accordance with the plan document. Forfeitures that have not been used to pay administrative expenses or used to reduce employer contributions shall be added to the employer discretionary profit sharing contributions and are allocated  as of the last day of the plan year.  During the year ended December 31, 2020, $16,739 of forfeited matching contributions were used to offset employer matching contributions. As of December 31, 2020 and 2019, there were $25,735 and $27,657 respectively, in forfeited nonvested accounts.  As of December 31, 2020 and 2019, forfeited accounts totaled $246 and $213, respectively.

Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 70 1/2.  In addition, hardship distributions out of the participants' voluntary contributions account are permitted if certain criteria are met.  The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - DESCRIPTION OF PLAN (continued)

Notes Receivable from Participants: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000. The notes are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions and the interest rate range is 4.25% to 6.50%.   The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) that was signed into law on March 27, 2020, which allowed qualified individuals with outstanding loans to delay loan repayments due from March 27, 2020 through December 31, 2020 for a 12-month period. The term of the loan was extended by one year to accommodate the suspension period. Subsequent repayments were adjusted to include accrued interest during the delay period.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for certain investment options including mutual funds, employer stock and a guaranteed investment contract. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. As of December 31, 2020 and 2019, 23.8% and 35.1% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock, respectively.

Investment Valuation and Income Recognition: The Plan’s investments, other than fully benefit-responsive investment contracts, are reported at fair value, as more fully disclosed in Note 7. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.  Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participants notes receivable are recorded as benefit payments on the basis of the terms of the plan document.

Payment of Benefits: Benefits are recorded when paid.

Accounting Fees and Investment Management Expenses:  Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment loss reported by the Plan.  All other administrative expenses of the Plan are paid by the Plan or by the Bank.

Subsequent Events: The Plan has evaluated subsequent events through the issuance date of this report.  As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which have resulted in significant volatility in the investment markets, resulting in a substantial decline in the value of the investments. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 4 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds a traditional fully benefit-responsive group annuity investment contract with Principal Life Insurance Company (Issuer) through the Principal Life Insurance Company Fixed Income Option 401(a)/(k). The methodology for calculating the interest crediting rate is defined in Article I, Section II of the contract under the term “Composite Crediting Rate.” Under the terms of the existing contract, the crediting rate is currently reset on a semi-annual basis. The accounts are credited with earnings based upon the specified crediting rate and charged for participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise. The Plan’s investment contract does not specify certain conditions under which distributions from the contract would be payable at amounts below contract value. The terms and methods under which the contract may transact are defined in Article II (Deposits and Funds), Article III (Fees), Article IV (Benefits and Other Payments) and Article V (Termination) in the contract. The contract does not specify the circumstances under which the Issuer may terminate the contract. Under the contract terms, the contract is terminated when no deposit arrangements have been made and there are no deposits with a value greater than zero under the Contract. If the Plan gives less than a 12 month advance notice of termination, there is a 5% surrender fee. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. As of December 31, 2020 and 2019, certain plan investments are considered party-in-interest investments including the Guaranteed Investment Contract issued by Principal Life Insurance Company and mutual funds issued by Principal Global Investors, the asset management arm of the Principal Financial Group. Principal Life Insurance Company, the lead operating company of the Principal Financial Group, is the directed trustee of the Plan and therefore, these investments qualify as party-in-interest investments. Investment management fees are paid by the Plan to investment managers which are parties-in-interest and these expenses are shown as a reduction of the return on the Plan’s investments. Notes Receivable from Participants also reflect party-in-interest transactions.

At December 31, 2020 and 2019, the Plan held 967,266 and 970,534 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund, respectively. The Plan received $373,912 in dividends on BankFinancial Corporation common stock in 2020.  During the year ended December 31, 2020, Plan purchases of BankFinancial Corp common stock totaled to $547,692, and Plan sales of BankFinancial Corp common stock totaled $797,717.

Audit services fees were paid by the Plan’s participants to its audit firm during the year ended December 31, 2020.  In addition, loan and administrative fees were paid by the Plan’s participants to Principal Life Insurance Company during the year ended December 31, 2020. These fees are considered party-in-interest transactions.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated August 8, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 7 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant inputs that are unobservable inputs for the asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2020 using
	Quoted Prices in Active
	Markets for Identical	Significant Other	Significant Other
	Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Common Stock – Bank Common Stock	$8,492,579	$—	$—
Mutual Funds	23,287,063	—	—
Total	$31,779,642	$—	$—

	Fair Value Measurements at December 31, 2019 using
	Quoted Prices in Active
	Markets for Identical	Significant Other	Significant Other
	Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Common Stock – Bank Common Stock	$12,694,590	$—	$—
Mutual Funds	19,671,182	—	—
Total	$32,365,772	$—	$—

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Name of Plan Sponsor: BankFinancial, NA

Employer Identification Number: 36-1570375

Three-Digit Plan Number: 003

	(c)
	Description of Investment
(b)	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par or	(d)
Lessor or Similar Party	Maturity Value	Cost	Current Value
Common Stock
* BankFinancial Corporation	Common Stock	#	$8,492,579

Insurance Company Guaranteed Investment Contract:
* Principal Life Insurance Company	Fixed Income Option 401 (a)/(k)	#	3,639,126

Mutual Funds
* Principal Global Investors	Core Plus Bond R5 Fund	#	1,415,912
T. Rowe Price/Brown Advisory	LargeCap Growth R5 Fund	#	3,218,169
* Principal Global Investors	LargeCap S&P 500 Index R5 Fund	#	5,165,582
Westwood/Barrow Hanley	LargeCap Value III R5 Fund	#	1,909,942
Robert Baird/Eagle Asset Mgmt	MidCap Growth III R5 Fund	#	1,837,142
* Principal Global Investors	MidCap S&P 400 Index R5 Fund	#	761,341
LA Capital Mgmt/Victory	MidCap Value I R5 Fund	#	380,923
* Principal Global Investors	Principal LifeTime 2010 R5 Fund	#	72,219
* Principal Global Investors	Principal LifeTime 2020 R5 Fund	#	2,810,538
* Principal Global Investors	Principal LifeTime 2030 R5 Fund	#	1,521,066
* Principal Global Investors	Principal LifeTime 2040 R5 Fund	#	786,566
* Principal Global Investors	Principal LifeTime 2050 R5 Fund	#	777,759
* Principal Global Investors	Principal LifeTime 2060 R5 Fund	#	196,907
* Principal Global Investors	Principal LifeTime Strategy Income R5 Fund	#	283,126
AB/Brown/Emerald	SmallCap Growth I R5 Fund	#	902,299
* Principal Global Investors	SmallCap S&P 600 Index R5 Fund	#	827,956
Vaughan Nelson/LA Capital	SmallCap Value II R5 Fund	#	23,460
* Principal Global Investors	Diversified International R5 Fund	#	396,156
Other:
* Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%		217,458
			$35,636,226

*	Party-in-interest investment.

#	Investment is participant directed; therefore, historical cost is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN

Date:	June 2, 2021	/s/ Patricia M. Smith Lawler
Patricia M. Smith Lawler Executive Vice President - Human Resources Division BankFinancial, NA

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Wipfli LLP